Exhibit 99.(a)(59)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

GOLD FIELDS LIMITED,	DECISION AND ORDER 04 Civ. 8767 (RMB)

Plaintiff,

v.

HARMONY GOLD MINING COMPANY LIMITED,

Defendant.

RICHARD M. BERMAN, U.S.D.J.:

I.	Background

     This is one of a series of legal proceedings and/or challenges initiated by Gold Fields Limited (“Plaintiff” or “Gold Fields”), a South African precious metals producer, to thwart a “hostile takeover” of Gold Fields by Harmony Gold Mining Company Limited (“Defendant” or “Harmony”), another South African precious metals producer.1 This Decision and Order constitutes the findings of fact and conclusions of law required by Rule 52(a) of the Federal

1	In addition to this litigation, Gold Fields has proceeded—thus far unsuccessfully—in the following fora: (i) the South African Securities Regulation Panel, (ii) the High Court of South Africa, (iii) the Competition Tribunal of South Africa, and (iv) the Johannesburg Stock Exchange. (See Transcript of Nov. 9, 2004 Conference (“Conference Tr.”), at 3-6; Transcript of Nov. 17, 2004 Hearing (“Hearing Tr.”), at 104-05; “Decision of the Securities Regulation Panel” dated Nov. 5, 2004, Def. Ex. L, at I (“the Panel’s decision is that the actions of Harmony Gold and Norilsk Nickel do not amount to parties acting in concert”); “Judgment” of the High Court of South Africa dated Nov. 11, 2004, Def. Ex. M, at 3, 8 (application to find “the settlement offer i.e. the exchange of Harmony shares for Gold Field[s] shares ... unlawful and of no force and effect” is “dismissed with costs which shall include the costs consequent upon the employment of three counsel”); “Reasons and Order” of the Competition Tribunal of South Africa dated Nov. 18, 2004, 87-88 (“[T]here is insufficient evidence that there is any arrangement or understanding between Norilsk and Harmony beyond the undertaking ... The applicant has in our view failed to make out a clear right for interdictory relief ...”).)

Rules of Civil Procedure (“Fed. R. Civ. P.”). See Fed. R. Civ. P. 52(a).

     On November 5, 2004, Gold Fields filed two orders to show cause in this Court seeking directed and expedited service of process pursuant to Fed. R. Civ. P. 4(f), and an accelerated discovery and briefing schedule in connection with Gold Fields’ motion for a preliminary injunction. Plaintiff simultaneously filed a complaint (“Complaint”) alleging, among other things, violation by Harmony of Sections 14(d) and 14(e) of the Williams Act, 15 U.S.C. § 78n, and seeking to enjoin Harmony from continuing its two-phase tender offer to U.S. investors in Gold Fields shares. (Complaint 1.)2 Gold Fields claimed that the two-phase tender offer, which includes an initial or “early” offer for 34.9% of outstanding shares and is intended to conclude on or before November 26, 2004 (the “Early Settlement Offer”), followed by “further offers for the entire issued share capital of Gold Fields as soon as practicable,” is designed to “coerce the U.S. Investors to hurriedly accept the Early Tender Offer rather than wait for

2	Section 14(d)(1) of the Williams Act, 15 U.S.C. § 78n(d)(1), provides, in relevant part:
It shall be unlawful for any person ... to make a tender offer for ... any class of any equity security ... unless ... such person has filed with the Commission a statement containing such of the information specified in section 78m(d) of this title, and such additional information as the Commission may by rules and regulations prescribe as necessary or appropriate in the public interest or for the protection of investors.

Section 14(e), 15 U.S.C. § 78n(e), provides, in relevant part:
It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer ...

          Plaintiff also alleged violation of Section 5 of the Securities Act of 1933, 15 U.S.C. §77e(c), which provides, in relevant part:
It shall be unlawful for any person ... to offer to sell or offer to buy ... any security, unless a registration statement has been filed as to such security ...

whatever consideration may be forthcoming in ‘further offers.’” Id 3; “Form F-4 Registration Statement” dated Oct. 21, 2004 (the “Registration Statement”), PI. Ex. 2, at i.3 Plaintiff also claimed that “the information provided to U.S. Investors by Harmony in the Registration Statement for the Early Settlement Offer is riddled with omissions and misrepresentations of material fact,” id. 4, and does not contain material information provided to Gold Fields’ non-U.S. investors, including, among other things, certain information about (i) MMC Norilsk Nickel (“Norilsk”), a Russian nickel producer that owns a 20% block of Gold Fields shares, who agreed with Harmony to take certain actions in support of Harmony’s tender offer (the “Norilsk Undertaking”), id. 2, 9; (ii) a proposed “friendly” transaction between Gold Fields and IAMGold Corporation, a Canadian gold producer, that is scheduled for shareholder vote on December 7, 2004 (the “IAMGold Transaction”), id. 9, 64; and (iii) the amount of Harmony gold reserves reported in the Registration Statement, id. 5.4

     Plaintiff sought, among other things, an order: “requiring Harmony to make appropriate disclosures to correct the unlawful misleading disclosures and omissions made in its public filings, and preliminarily and permanently enjoining Harmony from ... taking any further action to pursue the Early Settlement Offer or the Tender Offer ... until such time as corrective disclosures are made and for an additional period of at least 60 days following such disclosures” and requiring Harmony to “return ... shares or ADS [American Depositary Shares] tendered

3	Plaintiff refers to the Harmony Registration Statement as the document containing material misrepresentations and omissions in connection with the tender offer at issue. Defendant argues that Harmony’s tender offer is based upon the Prospectus that is included within Harmony’s Registration Statement. Compare Prospectus dated Oct. 21, 2004 (“Prospectus”), Def. Ex. E: with Registration Statement.

4	The information provided to non-U.S. investors is found in a 359-page offering circular that Harmony distributed on or about October 20: 2004 (the “Offering Circular”). (Complaint 4.)

from U.S. Investors pursuant to the Early Settlement Offer...” (Complaint at 35-36.)5

     The Court endorsed expedited discovery and briefing and scheduled a preliminary injunction hearing, which was held on November 17, 2004. (Memo-Endorsement by Court dated Nov. 8, 2004; see Nov. 17, 2004 Hearing Tr.)6

     In the interim, Plaintiff filed an Amended Complaint dated November 11, 2004 (“Am. Compl.” or “Amended Complaint”), abandoning several significant allegations against Harmony, including accusations that Harmony’s filings with the United States Securities and Exchange Commission (“SEC”) failed to disclose certain material information concerning the IAMGold Transaction and the impact of the Norilsk Undertaking. (Compare Complaint 9, 59-64, 78-81, and 84-86, with Amended Complaint (omitting paragraphs).)

     Also, by letter dated November 12, 2004, Harmony requested emergency relief to address Gold Fields’ recent retention, as an expert in this case, of Mr. Michael McWha, a South African geologist who had previously been retained by Harmony’s expert consulting team, Steffen, Robertson and Kirsten (“SRK”), signed a confidentiality agreement with SRK, and contributed significantly in the preparation of an expert report that is central to the claims at bar (“SRK Expert Report”). (See Letter from Tracey to the Court of Nov. 12, 2004, at 1-3 (“the knowing engagement of Mr. McWha (coupled with Gold Fields’ refusal to disclose what information it obtained from him) presents the prospect of... significant injury to Harmony...”).) Gold

5	“American Depositary Shares are shares of a foreign corporation that are deposited with an American financial institution and are considered United States securities.” Kingdom 5-KR-41, Ltd. v. Star Cruises PLC, Nos. 01 Civ. 2946, 01 Civ. 7670, 2004 WL 444554, at *1 n.5 (S.D.N.Y. Mar. 10, 2004).

6	Plaintiff relied upon three witnesses at the hearing, namely Christopher Thompson (Chairman of the Board of Directors of Gold Fields), Bernard Guarnera (geologist and engineer), and Michael Solomon (South African attorney). Defendant relied upon four witnesses, namely Zacharias Swanepoel (Chief Executive Officer of Harmony), David Giese (geologist), Alan Noble (engineer), and Graham Briggs (Country Manager and supervisor of mining and exploration operations in Papua New Guinea for Harmony).

Fields, in response, has withdrawn Mr. McWha as a witness, stopped their consultation, and stated that “Mr. McWha was not retained to and did not provide advice delving into information concerning Harmony beyond that which is on the face [of] the [SRK Expert Report].” (Letter from Warnot to the Court of Nov. 12, 2004, at I.)7 On November 16, 2004, Harmony filed Defendant’s Motion to Deny Plaintiff’s Request for an Injunction on the Basis of Unclean Hands, or, in the Alternative, to Preclude Plaintiff from Submitting Evidence Pertaining to Defendant’s Gold Assets (“Def. Unclean Hands Mot”). Plaintiff filed a response on November 17, 2004 (“PI. Unclean Hands Opp’n”).

     Pre-hearing proposed findings of fact and conclusions of law (and accompanying memoranda of law) were submitted by the parties on November 15 and 16, 2004. Post-hearing proposed findings of fact and conclusions of law were submitted by the parties on November 18, 2004. (See Plaintiffs Post-Hearing Proposed Findings of Fact and Conclusions of Law dated Nov. 18, 2004 (“PI. Findings & Conclusions”); Defendant’s Post-Hearing Proposed Findings of Fact and Conclusions of Law dated Nov. 18, 2004 (“Def. Findings & Conclusions”).)

     By letter dated November 18, 2004, Plaintiff abandoned additional claims against Harmony. (Letter from Warnot to the Court of Nov. 18, 2004 (“Gold Fields has determined not to pursue on its application for preliminary injunctive relief any arguments other than those directed to the improper disclosure by defendant of material information related to its gold reserves ... This is without prejudice to plaintiff’s right to continue to pursue the other claims in its amended complaint.”) (emphasis added).)8 Defendant responded by letter dated November

7	The Court granted Harmony’s request for documentary discovery and a deposition of Mr. McWha. (Order dated Nov. 12, 2004.)

8	Plaintiff’s decision may be related to the comments made by Gold Fields’ Chairman Christopher Thompson at the November 17 Hearing, as follows:

THE COURT:	Just so I understand, so this 147-page prospectus and this 32-page brochure that you refer to in your declaration, did you read those

18, 2004, as follows: “Despite plaintiff’s concession, we respectfully request that the Court issue findings of fact and conclusions of law on those portions of plaintiff’s claims which were the subject of evidentiary submissions. ... Harmony reserves its right to seek appropriate sanctions with respect to plaintiff’s unreasonable and vexatious conduct.” (Letter from Wertheimer to the Court of Nov. 18, 2004.)9

     For the reasons that follow, Gold Fields’ motion for a preliminary injunction is denied.

II.	Legal Standard

     “[A] preliminary injunction is an extraordinary measure, particularly in a takeover context.” Hanson Trust PLC v. ML SCM Acquisition. Inc., 781 F.2d 264, 273 (2d Cir. 1986) (citing Med. Soc’y of State of N.Y. v. Toia, 560 F.2d 535, 537 (2d Cir. 1977) (“interim injunctive relief... is an extraordinary and drastic remedy which should not be routinely granted”)).

     “To secure a preliminary injunction in district court, the moving party must demonstrate (1) that it will be irreparably harmed in the absence of an injunction, and (2) either (a) a likelihood of success on the merits or (b) sufficiently serious questions going to the merits of the documents?

THOMPSON:	I’ve reviewed them very lightly. I haven’t reviewed them in detail,

THE COURT:	You haven’t reviewed them in detail. So do you think you’re in a position to say what they say?

THOMPSON:	I couldn’t give you chapter and verse on them, no.

THE COURT:	You couldn’t really say if they’re accurate or inaccurate?

THOMPSON:	No.

THE COURT:	Because you haven’t read them?

THOMPSON:	No. That’s correct.

(Hearing Tr, at 32.)

[9]	Although not solicited (or contemplated) by the Court, both sides have continued to make new submissions. (See, e.g., Letter from Wertheimer to the Court of Nov. 18, 2004; Letter from Warnot to the Court of Nov. 19, 2004.)

case to make it a fair ground for litigation, and a balance of hardships tipping decidedly in its favor.”’ Mony Group, Inc. v. Highfields Capital Mgmt., L.P., 368 F.3d 138, 143 (2d Cir. 2004) (quoting Forest City Daly Hous., Inc. v. Town of North Hempstead, 175 F.3d 144, 149 (2d Cir. 1999)).

     “[W]ithout a showing of irreparable injury—injury for which there is no adequate remedy at law—the Court need not even reach the merits of plaintiffs’ contention that material information has been omitted from the [tender offer] Prospectus.” Schmidt v. Enertec Corp., 598 F. Supp. 1528, 1540 (S.D.N.Y. 1984). Irreparable harm is injury that “is likely and imminent, not remote or speculative, and ... is not capable of being fully remedied by money damages.” NAACP v. Town of East Haven, 70 F.3d 219, 224 (2d Cir, 1995); see also Ranger Oil Ltd. v. Petrobank Energy & Res. Ltd., No. 00 Civ. 3139, 2000 WL 33115906, at *8 (S.D.N.Y. May 23, 2000).

III.	Analysis

A.	Unclean Hands

     Defendant’s “unclean hands” argument relates principally to the retention by Plaintiff as an expert witness of Mr. Michael McWha, as noted above. (See Def. Findings & Conclusions ¶20 (“[I]t is undisputed that Gold Fields hired as an expert witness Michael McWha, with full knowledge that Mr. McWha (a) worked on the SRK [expert] report, (b) possesses extensive non-public information regarding Harmony’s gold assets, and (c) is bound by a written confidentiality agreement.”); Pl. Findings & Conclusions ¶28 (“Michael McWha denied providing Gold Fields with any confidential information, and Harmony offered no evidence to the contrary.”); Pl. Unclean Hands Opp’n, at 1 (“Harmony’s speculation, coupled with its assertion that wrongdoing can be presumed here, simply cannot stand in the face of Mr. McWha’s repeated sworn denials that he ever communicated any ‘confidential’ information to Gold Fields or its counsel.”).)

     While the Court has reservations regarding the propriety of Mr. McWha working for

Plaintiff—not to mention the propriety of Mr. McWha’s apparent willingness to develop a “killer thrust” against Harmony, his former benefactor, see E-mail from McWha to Rowland of Oct. 28, 2004, Ex. C to Declaration of Peter Kazanoff dated Nov. 16, 2004 (“Please check that I am on the right path; I have a way to go on this yet for the killer thrust but we are short of time.”)—it is not necessary, at this point, to impose the fatal sanction sought by Defendant, namely preclusion of all of Plaintiffs evidence regarding gold reserves. See Lippe v. Bairnco Corp., 288 B.R. 678, 687 (S.D.N.Y. 2003) (‘“An expert’s role is to assist the trier of fact by providing information and explanations; the expert’s role is not to be an advocate.”); Valentine v. Metro. Life Ins. Co., No. 85 Civ. 3006, 2004 WL 2496074, at *4-5 (S.D.N.Y. Nov. 4, 2004) (application of the unclean hands doctrine is reserved for instances when one seeking relief has “so conducted himself to shock the moral sensibilities of the judge”) (quoting Goldstein v. Delgratia Mining Corp., 176 F.R.D. 454, 458 n.4 (S.D.N.Y. 1997)).

B.	No Irreparable Harm

     Defendant argues persuasively that “the proposed transaction will not cause ‘unravelable’ harm which cannot be adequately calculated and compensated for by money damages.” (Def. Findings & Conclusions ¶3-5 (quoting Iavarone v. Raymond Keyes Assocs., Inc., 733 F. Supp. 727,731 (S.D.N.Y. 1990)).) Plaintiff responds that (i) “irreparable injury flows from the fact that ‘once the tender offer has been consummated, it becomes difficult, and sometimes virtually impossible for a court to unscramble the eggs,’” PL Findings & Conclusions ¶23-24 (quoting Sonesta Int’l Hotels Corp. v. Wellington Assocs., 483 F.2d 247, 250 (2d Cir. 1973)); and (ii) ''there is no effective mechanism to require shareholders who have tendered Gold Fields’ shares to give back those shares, which as freely traded securities may no longer be in the possession of any particular tendering shareholder,” id. 24.

     In order to establish irreparable harm in the context of a tender offer, Plaintiff “must point to one or more ‘unravelable’ or otherwise irreparable harms that will result if the instant

Exchange Offer is not enjoined to permit the disclosures ... propose[d].” Schmidt v. Enertec Corp. 598 F. Supp. 1528, 1544 (S.D.N.Y. 1984). Plaintiff has not done so. Plaintiff suggests, instead, that virtually any tender offer involving allegedly misleading disclosure(s) results in irreparable harm, citing Mony Group. Inc. v. Highlands Capital Memt., L.P. 368 F.3d 138 (2d Cir. 2004), and Sonesta International, 483 F.2d at 250. In fact, the Court of Appeals in Mony Group specifically declined “to hold that a transaction influenced by noncompliance with the securities laws always results in irreparable harm because there are a number of circumstances that arguably could defeat such a broad rule ... [including] circumstances that we need not try to anticipate today.” Mony Group, 368 F.3d at 147 (emphasis in original). Nor does Sonesta International establish Plaintiff’s case. See Ryan v. VHA Enters. No. 90 Civ. 2656, 1990 WL 58969, at *5 (S.D.N.Y. May 1, 1990) (“Sonesta was decided before the Second Circuit’s opinion in Jackson Dairy [, Inc. v. H.P. Hood & Sons. Inc., 596 F.2d 70 (2d Cir. 1979),] in which the Court outlined its current standard for issuance of a preliminary injunction, requiring a threshold showing of irreparable harm.”); Olesh v. Dreyfus Corp., No. 94 Civ. 2909, 1994 WL 780179, at *4 (E.D.N.Y. Aug. 15, 1994) (“[R]ecent authority in the Circuit has questioned the continued viability of the Sonesta holding and has held that a material misstatement in a proxy statement is insufficient in and of itself to constitute irreparable harm.”); John Labatt Ltd. v. Onex Corp.. 890 F. Supp. 235,248 (S.D.N.Y. 1995) (“cases like Sonesta, decided before Jackson Dairy, are of only limited value in determining whether the issuance of an injunction is appropriate in post-Jackson Dairy cases”) (citation omitted).

     There are a number of reasons why Plaintiff has failed to establish irreparable harm. First, Gold Fields waited two weeks after Harmony filed its Prospectus and Registration Statement before filing this suit (on November 5, 2004). See Plessev Co. PLC v. Gen. Elec. Co. PLC, 628 F. Supp. 477, 500 (D. Del. 1986) (“The element of urgency becomes questionable when such a delay exists.”). Second, both Gold Fields and Harmony will survive the first step of the tender offer as separate entities. See Iavarone, 733 F. Supp. at 731 (“[W]hen the corporate entity will survive the proposed transaction, and will not disappear through a merger or otherwise and thereby become immune to liability, courts should refrain from entering injunctive relief”). Third, as in other cases, “those persons who allegedly sold at an unfairly depressed price have an adequate remedy by way of an action for damages.” Rondeau v. Mosinee Paper Corp., 422 U.S. 49, 60 (1975); see also Ryan, 1990 WL 58969, at *4 (“[M]onetary damages are regularly used to satisfy claims alleging violations of the securities laws ...”); Iavarone, 733 F. Supp. at 732 (“[E]quitable relief is not appropriate, as money damages will fully compensate plaintiff if he shows at trial or otherwise that violations of section 14(e) of the Williams Act harmed his ability to make an informed choice with regard to the proposed transaction.”); Ranger Oil, Ltd. v. Petrobank Energy & Res. Ltd., No. 00 Civ. 3139, 2000 WL 33115906, at *9 (S.D.N.Y. May 23, 2000) (“[A]llegedly aggrieved Ranger shareholders may bring an action for monetary damages to recover the difference in value between the price they received on the sale of the shares ... and the value of the shares if the alleged insider information had been publicly known.”); Hanson Trust PLC v. SCM Corp., 774 F.2d 47, 61 (2d Cir. 1985). “Should they be successful after a trial, the calculation of damages would be neither so complex nor speculative as to make the formulation of a remedy at law impossible.” Wallerstein v. Primerica Corp., 701 F. Supp. 393, 399 (E.D.N.Y. 1988).10 Fourth, it is within the power of appropriate agencies and/or the federal court to rescind transactions that are violative of the securities laws. See Hanson Trust, 774 F.2d at 61; Ranger Oil, 2000 WL 33115906, at *9 (“[T]he SEC may bring a civil enforcement action to require disgorgement of any profits gained from the allegedly illicit trades.”).

10	See Prospectus at 77 (“In the further offers, we will offer the same consideration that was offered during the initial offers. To the extent that Harmony offers greater consideration in the further offers, holders of Gold Fields securities that have accepted this US offer and South African offer and received offer consideration will be entitled to receive any excess consideration payable in the further offers, regardless of whether they have then disposed of Harmony securities received in this US offer and South African offer.”).

C.	Merits

     Because Plaintiff has failed to show irreparable harm, the Court need not decide whether Plaintiff has demonstrated a “likelihood of success on the merits” or “sufficiently serious questions going to the merits of the case to make it a fair ground for litigation” and a “balance of hardships tipping decidedly in its favor.” See Schmidt, 598 F. Supp, at 1540. Assuming arguendo that Plaintiff were able to demonstrate irreparable harm, it would, nevertheless, fail to satisfy the second prong of the test for preliminary injunction. Mony Group, 368 F.3d at 143; see supra Part II.

     Plaintiff’s sole remaining claim is that there is a misleading discrepancy between the estimate of Harmony’s gold reserves in the Registration Statement and the estimate contained in the SRK Expert Report. (Am. Compl. 11 (“[T]he Harmony Expert Report estimates that Harmony has 39 million ounces of gold reserves, [and] the Draft Registration Statement asserts that Harmony has proved and probable reserves of approximately 62 million ounces under current economic conditions.”).)11 Plaintiff complains that the “enormous disparity in reported reserves leaves Gold Fields’ shareholders ... fundamentally in the dark as to the true level of Harmony’s reserves and thus without a basis to evaluate the value of the Harmony shares they are being offered.” (Id. ¶12.) Defendant responds convincingly that (i) “[g]old reserves ... are not determinable with precision;” (ii) the two estimates are “premised on different data sets, at different times, using different methodologies;” and (iii) “all Gold Fields shareholders have been advised of the issue directly by the Chairman of Gold Fields.” (Def. Findings & Conclusions ¶¶26, 33-41.)

     “The purpose of the Williams Act is to insure that public shareholders who are confronted

[11]	The SRK Expert Report was commissioned by Harmony in or around early 2004 for the purpose of evaluating an unrelated merger. (See Declaration of Graham Briggs dated Nov. 15, 2004 (“Briggs Decl.”), ¶20-21.)

by a cash tender offer for their stock will not be required to respond without adequate information regarding the qualifications and intentions of the offering party.” Rondeau, 422 US. at 58. “By requiring disclosure of information to the target corporation as well as the Securities and Exchange Commission, Congress intended to do no more than give incumbent management an opportunity to express and explain its position.” Id.

     Plaintiff’s argument is not persuasive. For one thing, Harmony submitted testimony of three experts, much of which is uncontroverted by Plaintiff, that the “discrepancy” in gold reserve estimates is reasonable and appropriate because, among other things, (i) the two estimates were based on different data; (ii) Harmony “completed extensive mine planning for the Life of Mine inferred resources, thereby unquestionably justifying an allocation [in the Registration Statement] of certain Life of Mine resources to reserves;” and (iii) “the methodology for resource classification described in the [SRK Expert Report] is extremely conservative relative to common practice in the worldwide mining industry...”12 See Briggs Decl. 25-31 (“The differences between the SRK reserve estimate and the Harmony June 2004 reserve estimate do not... in any way show or indicate that the Harmony June 30, 2004 reserve number is incorrect or misleading;” “[T]he [SRK Expert Report] is based primarily on data compiled for Harmony’s June 2003 Annual Report — wholly different data than that on which the 2004 Annual Report is based;” the “[SRK Expert Report] applied a higher standard than SAMREC [South African Code for Reporting of Mineral Resources and Mineral Reserves] — that Life of Mine resources not be included in reserves;” the “[SRK Expert Report] states that Harmony’s Life of Mine estimate is more conservative than that of other South African gold mining companies”); Declaration of David Giese dated Nov. 15, 2004 (“Giese Decl.”), ¶¶15-27 (“it is my opinion to a reasonable degree of certainty that Harmony’s Draft Registration Statement is not false or misleading and

12At the November 17, 2004 Hearing, counsel for Gold Fields elected to cross-examine (only) one of Defendant’s four witnesses.

does not contain any material omissions ...;” “the alleged discrepancy does not compare like items;” “Harmony’s allocation of the 14.4 million ounces of Life of Mine resources to probable reserves in its Registration Statement is compliant with SAMREC and is within acceptable ranges of industry standards”); Declaration of Alan Noble dated Nov. 14, 2004 (“Noble Decl.”), ¶¶21-24 (“the fact that Form TO and F-4 [the Registration Statement] do not specifically refer to the earlier [SRK Expert Report]’s lower reserve estimates, does not render their reserve estimates misleading;” “Harmony’s reserve methodology is sound;” “Because such an extremely conservative methodology was used to classify resources, it is reasonable to conclude that indicated resources reasonably could be substantially greater than those reported in the [SRK Expert Report]”).

     Plaintiff’s expert witness Bernard Guarnera did not establish Plaintiff’s case although he argued that “the fluctuations in Harmony’s estimated gold reserves ... are highly unusual for a gold mining company.” (Declaration of Bernard Guarnera dated Nov. 14, 2004 (“Guarnera Decl.”), ¶15.) In his testimony, Mr. Guarnera acknowledged that different experts “can reach different estimates ... within a given limit of reason,” Hearing Tr. at 44-45, and that he had not analyzed Harmony’s gold reserves in reaching his opinion, id. at 49 (“I have not had the opportunity to review any but the public documents and the Competent Person report...”). He also agreed that, assuming Defendant’s expert, Graham Briggs, did everything Briggs said he did in his November 15, 2004 declaration, Briggs’ conclusions would have been justified, id. at 55. It was Briggs who concluded that: “[N]o material discrepancy exists between the [SKR Expert Report], which is based on June 30, 2003 data, and [the Registration Statement], which is based on June 30, 2004 data and a change in Harmony’s methodology with respect to Life of Mine resources.” (Briggs Decl. 32.)

     In addition, Gold Fields’ specific challenge to Harmony’s gold reserves figures has been fully and comprehensively disclosed to Gold Fields shareholders, See Testimony of Christopher

Thompson, Hearing Tr. at 34-35 (“Q: Isn’t it true that you sent a letter to all Gold Fields’ shareholders ... [i]nforming them of the issue of the 62 million ... and the [] earlier figure of 39 million? A: Yes, that’s correct.”); Schedule 14D-9 filed Nov. 3, 2004, Def. Ex. P, at 25-26 (“Gold Fields released an announcement advising ... that holders of Gold Fields shares should reject the Offer;” “Gold Fields placed an advertisement in a number of publications that holders of Gold Fields Shares reject the offer;” “Gold Fields gave a presentation in connection with the publication of its recommendation to reject the Offer.”); Schedule 6-K dated Nov. 9, 2004, Def. Ex. 7; P1. Exs. 12, 15 (entitled “Harmony: Fact ... Not Fiction”): see also Ranger Oil, 2000 WL 33115906, at *10 (“Ranger management has had opportunity, and has taken full advantage of that opportunity, to express and to explain its opposition to the Petrobank tender offer ... The Williams Act requires no more.”); Ganino v. Citizens Utils. Co., 228 F.3d 154, 167 (2d Cir. 2000) (an alleged misrepresentation “already known to the market ... cannot then defraud the market” because “the truth of the matter [is] already known”); Iavarone, 733 F. Supp. at 734 (“[W]hile a shareholder does have a right under the Williams Act to ‘adequate information’ on which to base a decision whether to accept the tender offer or not, the statute ‘was not intended to remove all pressure or uncertainty from this inherently volatile situation.’”) (citing MacFadden Holdings, Inc. v. JB Acquisition Corp., 802 F.2d 62, 66 (2d Cir. 1986)).

IV.	Conclusion and Order

     For the foregoing reasons, Gold Fields’ motion [18] for a preliminary injunction is denied.

Dated:	New York, New York November 23, 2004

RICHARD M. BERMAN, U.S.D.J.

14